

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 27, 2007

Ms. Jacqueline Danforth
President, Principal Executive, Financial and Accounting Officer
FACT Corporation
1530-9th Ave S.E.
Calgary, Alberta, Canada   T2G 0T7

>   **Re: FACT Corporation**
>   **Filed April 16, 2007**
>   **Response Letter Dated July 24, 2007**
>   **File No. 000-17232**

Dear Ms. Danforth:

    We have reviewed your response letter and filings and have the following additional comments. We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information, so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

1.   Please provide your correct commission file number (000-17232) on the cover of all future amendments and filings.

Management's Discussion and Analysis or Plan of Operation, page 10

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Results of Operations, page 17

2.   We note your disclosure that "…gross margin on the sales of functional bake mixes *declined* over the respective periods…" However, per the statement of operations, it appears that gross margin increased, from $73,215 or 10.3% in 2005, to $258,998 or 14.5%, in 2006. Accordingly, please revise your disclosure

to correctly indicate the directional change in your gross margin, and the underlying reasons supporting such change.

Financial Statements, page 20

Notes to Financial Statements, page F-10

Note 2 – Restatement of Financial Statements, page F-13

3.   We note that you restated your 2005 financial statements and provided accompanying narrative disclosure describing the restatement. Please amend your disclosure to also provide a tabular analysis of the restatement, indicating the previous "as reported" amounts affected, the individual restatement adjustment impacting these measures and the resulting restated amounts. Additionally, given the amount of time that has lapsed since the issues were brought to your attention, and because material adjustments also affect your 2004 financial statements, you will need to either amend the earlier filings or amend the disclosure in your 2006 report to also encompass these earlier periods. If you prefer the latter, please include a similar tabular presentation for the 2004 financial statement restatement effects, as well as additional narrative disclosure of the impacts of the restatements on the respective fiscal quarters of 2004 and 2005.

4.   We note your disclosure explaining that you recorded a cumulative effect adjustment of $288,000 to reflect a "stock award benefit" to the holders of 2,000,000 Class C shares, which was expensed in the fiscal year ended December 31, 2003. You attribute this to a reverse split of your Class A common stock that was effective August 31, 2003, which did not, at the time, impact the holders of your Class C common stock. However, we understand that the reverse split did impact the Class C shareholders because the original conversion provisions of the Class C shares stipulated that the conversion formula would adjust for changes in capital structure, a typical provision designed in this case to maintain the economic standing of both the Class A and Class C shareholders.

We also note that your disclosure is not consistent with your earlier representations. For example, in your November 28, 2005 response to comment 3, issued in our letter dated September 19, 2005, you advised that you had amended the conversion provisions of the Class C shares on February 2, 2004, "…pursuant to the settlement of certain litigation, and the forgiveness of certain liabilities and obligations of the Company…." You stated that the action taken in 2004 was designed "…to allow the Class C shareholders to continue to maintain effective control in consideration for their agreement to settle the litigation."

Therefore, it appears you will need to revise your disclosure to explain with greater precision the reasons for amending the conversion provisions in 2004. Since the action was taken in 2004, it also appears that the valuation would need to be based on the market price of the Class A shares at that point in time, when you effectively diluted the standing of the Class A shareholders in settling the litigation.

As for your valuation approach, there are other difficulties as well. In your July 24, 2007 response, you explain that your adjustment was derived by first calculating a figure of $1,440,000, utilizing a price of $0.16 per share, the trading price during August 2003, and then reducing this amount by 80% "…to reflect the illiquidity in the trading of the Company's Class A common shares…." We see no basis for applying an "illiquidity" adjustment, which you characterize in the disclosure as an "impairment" to the "resulting benefit." We believe that you would need to base your valuation on the quoted market price of the Class A shares to comply with GAAP.

There are many instances where GAAP states that available quoted market prices are evidence of the fair value of a financial instrument. Following are some of the references in GAAP that discuss required use of a quoted market price:

- Paragraph 5 of FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, indicates that the fair value of a financial instrument is the amount at which the instrument could be exchanged, requiring the use of a quoted market price if available.

- Paragraph 58 of Statement No. 107 rejects the suggestion that an active market does not exist in cases where a stock is thinly traded.

- Paragraph 58 of Statement No. 107 further states that quoted market prices, even in thin markets are relevant measures of fair value.

- Paragraph 3(a) of Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, states "The fair value of an equity security is readily determinable if sales prices or bid-and-asked quotations are currently available on a securities exchange registered with the Securities and Exchange Commission (SEC) or in the over-the-counter market, provided that those prices or quotations for the over-the-counter market are publicly reported by the National Association of Securities Dealers Automated Quotations systems or by the National Quotation Bureau."

References in GAAP also preclude blockage discounts, for example:

●   Paragraph 6 of Statement No. 107 indicates that "the quoted price for a single trading unit in the most active market is the basis for determining market price and reporting fair value…even if …a market's normal volume for one day might not be sufficient to absorb the quantity…."

●   Question 50 of the FASB Staff Implementation Guide to Statement 115, Accounting for Certain Investments in Debt and Equity Securities, states that adjusting the quoted market price is not permitted when determining fair value; and

●   Footnote 3 of EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or contingently Adjustable Conversion Ratios, states that quoted market prices should not be adjusted to reflect large block factors; the issue also gives guidance in instances where a quoted market price is not available.

To summarize, we believe GAAP is clear that quoted market prices, exclusive of adjustments for large block factors and irrespective of a thin trading market, are the best evidence of fair value. As such, we believe your valuation, factoring in an illiquidity adjustment, is not in accordance with GAAP. Please revise accordingly.

Note 8 – Loans Payable (related parties), page F-18

5.   You disclose that a loan payable, in the amount of $338,261, matures on June 20, 2008, which appears to be a long-term liability. Please disclose the reasons you classified this loan as a current liability, as of December 31, 2006.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3686, with any other questions.

Sincerely,

Karl Hiller
Branch Chief